Arax Holdings Corp.

2329 N. Career Avenue, Suite 206

Sioux Falls, South Dakota 57107

September 26, 2014

By E-mail

Beverly A. Singleton

Staff Accountant

United States Security and Exchange Commission

Washington, D.C. 20549

Re: Arax Holdings Corp.

Item 4.02 Form 8-K

Filed September 17, 2014

File No. 333-185928

Dear Ms. Singleton:

We are providing the following responses to your specific comments in your letter dated September 19, 2014. Additionally, we filed an amended April 30, 2014 Quarterly Report on Form 10-Q on September 22, 2014, that acknowledged the errors, material weaknesses and ineffectiveness of the Company’s prior disclosure controls.

1.	Please supplementally tell us the reasons the interim financial statements included in your April 30, 2014 Quarterly Report on Form 10-Q (the “Second Quarter 10-Q”), were filed prior to being reviewed by an independent registered public accounting firm, as required by Rule 8-03 of Regulation S-X.

During the review and filing of the April 30, 2014 Quarterly Report on Form 10-Q (the “Second Quarter 10-Q”), the acting Controller was new to the process and the CEO/CFO was taking on additional responsibilities in the process while the principle Controller was on maternity leave.

Due to a series of email miscommunications among CEO, acting Controller and auditor, the CEO believed the auditor had completed their review and provided authorization for the Second Quarter 10-Q to be filed. The CEO then provided his authorization for the filing.

The errors were identified during the preparation of the July 31, 2014 Quarterly Report on Form 10-Q (the “Third Quarter 10-Q”). The lack of formal procedures accessible to and understood by all parties involved was identified as contributing to the errors.

2.	In addition, as this, along with accounting errors of excluding certain period expenses, appear to be material weaknesses in your internal controls, please confirm to us that the amendment to the Second Quarter 10-Q, to be filed, will contain disclosures describing the material weaknesses identified and give appropriate reconsideration as to whether your disclosure controls and procedures were not effective as of April 30, 2014. Please also confirm that you will disclose management’s plans of remediation, if any, as to the material weaknesses and the timing of implementation.

The Company filed an amended Second Quarter 10-Q on September 22, 2014, coinciding with the filing of its Third Quarter 10-Q. In both filings, the Company disclosed the material weaknesses and indicated that its disclosure controls were not effective. The Company acknowledged that the material weaknesses were due to lack of appropriate written procedures. As a result, additional procedures were performed during the preparation of the amendment to the Second Quarter 10-Q as well as the Third Quarter 10-Q. The Company has documented its updated procedures for the quarterly close and disclosure process and continues to review all of its controls and procedures to properly document processes.

Below is an excerpt from Item 4. Controls and Procedures of the amended Second Quarter 10-Q:

The Company’s management carried out an evaluation, under the supervision and with the participation of its Chief Executive Officer and its Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures as of April 30, 2014. Based upon this evaluation, and considering the Company’s discovery that it inadvertently filed its Original Form 10-Q prior to the completion of Company’s registered public accountant review and failed to include certain period expenses, as described in the Explanatory Note, our management concluded that the Company’s disclosure controls and procedures were not effective as of April 30, 2014. Management believes that the inadvertent filing of the Original Form 10-Q and the failure to include certain period expenses resulted from material weaknesses in internal control over financial reporting, which management considers an integral component of disclosure controls and procedures. The material weaknesses identified relate to a lack of appropriate procedures for ensuring that all required approvals are obtained prior to filing reports with the SEC.

As reported in the Company’s Form 8-K dated September 17, 2014 the Company was made aware of these material weaknesses on September 12, 2014. Since that time, the Company has performed additional analyses and procedures to account for all period expenses and performed additional reviews and procedures to ensure all required approvals are obtained prior to filing any report with the SEC. The Company continues to review its controls and procedures to prevent any future material weaknesses. The Company believes that the financial statements included in this Quarterly Report on Form 10-Q/A fairly present, in all material respects, the Company’s financial conditions, results of operations and cash flows for the periods presented.

3.	Please provide us with a detailed description of the identified accounting errors in the Second Quarter 10-Q, including the nature and amount of the expenses that were erroneously excluded. Also, tell us the financial statement dollar or percentage impact on total assets, liabilities, equity and net loss and per share amount of these adjustments to the April 30, 2014 interim financial statements. To the extent the adjustments were previously reflected in other interim periods in error and such interim financial statements will also need restating, please advise.

The expenses erroneously excluded from the Second Quarter 10-Q were all professional fees associated with being a public company. The total erroneously excluded expense of $9,606 is comprised of:

$1,874 – Financial printer for filing and XBRL tagging of First Quarter 10-Q

$6,657 – Legal expense primarily for the review of First Quarter 10-Q

$1,075 – Transfer Agent fees

These expenses increased both the net loss and loan from related party by the full amount. There was no impact on assets or loss per share, which is less than $0.01 per share. These adjustments were not reflected in other interim periods in error and were properly included in the year-to-date periods in the Third Quarter 10-Q.

The Company understands that it is responsible for the adequacy and accuracy of the disclosure in the filing. The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (605) 553-2238 if you have further questions.

Sincerely,

/s/ Steven J. Keough
Mr. Steven J. Keough
President and Chief Executive Officer